

July 30, 2012

<u>Via E-Mail</u>
Trevor L. Cunningham
Chief Financial Officer
Canadian Zinc Corporation
650 West Georgia Street, Suite 1710
Vancouver, British Columbia
Canada V6B 4N9

      Re: **Canadian Zinc Corporation**
              Form 40-F for the Fiscal Year Ended December 31, 2011
              Filed March 19, 2012
              File No. 000-22216

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year Ended December 31, 2011</u>

1.   Please provide an analysis of whether the Company is an "investment company" for purposes of the United States Investment Company Act of 1940 (the "U.S. ICA"). In your response, please provide the staff with specific facts regarding the Company that support your analysis.

<u>Exhibit 99.2 – Audited Financial Statements for the Years Ended December 31, 2011 and 2010</u>

<u>Notes to the Financial Statements, page 10</u>

21. First Time Adoption of IFRS, page 28

2.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356, Pamela Howell at (202) 551-3357 or Kyle Ahlgren at (202) 551- 6857 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining